Lincoln Financial
Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email

January 31, 2025

Aaron Brodsky
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re: Lincoln Life & Annuity Company of New York
Lincoln Life & Annuity Variable Annuity Account H
Post-Effective Amendment No. 26 (“Amendment”)
File No. 333-176216

Dear Mr. Brodsky:

On behalf of Lincoln Life & Annuity Company of New York (“Lincoln”), enclosed are courtesy copies of the documents that were included in the above-referenced Amendment filed on January 31, 2025.  As stated in the transmittal letter, the Amendment is a “template” filing (the “Template Filing”).  A copy of the request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 was also filed on January 31, 2025.

The Template Filing reflects the addition of the Lincoln Market SelectSM Advantage, along with the launch of the “Select” version of the i4LIFE® Advantage Guaranteed Income Benefit. The Template Filing will allow substantially identical disclosure to be reflected in additional products offered by Lincoln, as outlined in the January 31, 2025, template request letter addressed to Ms. Varghese.

The Lincoln Market SelectSM Advantage living benefit rider will be available to existing contractowners beginning on or about May 19, 2025. Lincoln Market SelectSM Advantage provides:
•	Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base;
•	Age-based increases to the Guaranteed Annual Income amount.

Additionally, the Template Filing introduces the “Select” version of the i4LIFE® Advantage Guaranteed Income Benefit. This version will be available to purchasers of the Lincoln Market SelectSM Advantage rider who wish to transition to i4LIFE® Advantage Guaranteed Income Benefit at some point in the future.

Please contact me at (860) 466-1111 with any questions or comments. Thank you for your assistance.

Sincerely,
/s/ Carolyn E. Augur

Carolyn E. Augur

Lincoln Financial

Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email

January 31, 2025

Thankam Varghese
Branch Chief
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Lincoln Life & Annuity Company of New York
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Ms. Varghese:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Life & Annuity Company of New York (the “Company”) respectfully requests the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through the Company’s separate accounts (the “Replicate Filings”) under paragraph (b) of Rule 485.

The Company filed on January 31, 2025, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life & Annuity Variable Annuity Account H, File No. 333-176216, Post-Effective Amendment No. 26 (the “Template Filing”).
In connection with this request, the Company represents that:

•	The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings.

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any staff comments thereon.

•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing introduces Lincoln Market SelectSM Advantage, a living benefit rider available to existing contractowners beginning on or about May 19, 2025. Lincoln Market SelectSM Advantage provides:
•	Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base;
•	Age-based increases to the Guaranteed Annual Income amount.

Additionally, the Template Filing introduces the “Select” version of the i4LIFE® Advantage Guaranteed Income Benefit. This version will be available to purchasers of the Lincoln Market SelectSM Advantage rider who wish to transition to i4LIFE® Advantage Guaranteed Income Benefit at some point in the future.

The Company proposes to incorporate the changes listed above into the following Replicate Filings. Following each Securities Act filing number is the date the Replicate Filing was last subject to staff review outside of VASP reviews. The Company confirms that each Replicate Filing was updated in connection with VASP, which updated the registration statement to comply with Rule 498A and the revised Form N-4. These VASP changes were subject to Staff review.

Lincoln Life & Annuity Variable Annuity Account H
File No.	Date last subject to SEC review
File No. 333-141756	4/2/07
File No. 333-141763	6/15/18

Lincoln New York Account N for Variable Annuities
File No.	Date last subject to SEC review
File No. 333-145531	4/27/17
File No. 333-149449	11/26/08
File No. 333-176213	10/10/24

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1111.  Thank you for your assistance with and attention to this matter.

Sincerely,
Carolyn E. Augur
Carolyn E. Augur
Assistant Vice President and Senior Counsel,
The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York

cc: Aaron Brodsky, Esq.

Lincoln Financial

Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email
January 31, 2025

Thankam Varghese
Branch Chief
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re: Lincoln Life & Annuity Company of New York
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Ms. Varghese:
In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Life & Annuity Company of New York (the “Company”) respectfully requests the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through the Company’s separate accounts (the “Replicate Filings”) under paragraph (b) of Rule 485.
The Company filed on January 31, 2025, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:
•	Lincoln Life & Annuity Variable Annuity Account H, File No. 333-176216, Post-Effective Amendment No. 26 (the “Template Filing”).
In connection with this request, the Company represents that:
•	The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings.
•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any staff comments thereon.
•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).
Disclosure Changes
The Template Filing introduces Lincoln Market SelectSM Advantage, a living benefit rider available to existing contractowners beginning on or about May 19, 2025. Lincoln Market SelectSM Advantage provides:
•	Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
•	Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base;
•	Age-based increases to the Guaranteed Annual Income amount.

Additionally, the Template Filing introduces the “Select” version of the i4LIFE® Advantage Guaranteed Income Benefit. This version will be available to purchasers of the Lincoln Market SelectSM Advantage rider who wish to transition to i4LIFE® Advantage Guaranteed Income Benefit at some point in the future.
The Company proposes to incorporate the changes listed above into the following Replicate Filings. Following each Securities Act filing number is the date the Replicate Filing was last subject to staff review outside of VASP reviews. The Company confirms that each Replicate Filing was updated in connection with VASP, which updated the registration statement to comply with Rule 498A and the revised Form N-4. These VASP changes were subject to Staff review.

Lincoln Life & Annuity Variable Annuity Account H
File No.	Date last subject to SEC review
File No. 333-141756	4/2/07
File No. 333-141763	6/15/18

Lincoln New York Account N for Variable Annuities
File No.	Date last subject to SEC review
File No. 333-145531	4/27/17
File No. 333-149449	11/26/08
File No. 333-176213	10/10/24

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (860) 466-1111.  Thank you for your assistance with and attention to this matter.
Sincerely,
/s/ Carolyn E. Augur
Carolyn E. Augur
Assistant Vice President and Senior Counsel,
The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York

cc: Aaron Brodsky, Esq.